Exhibit 99.1

ARD Finance S.A. Announces Exchange Offer

ARD Finance S.A. (“ARD Finance”), a holding company of the Ardagh Group, today announced its offers to exchange the outstanding unregistered notes that it issued in September 2016 in a private placement pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”), for new notes registered under the Securities Act.

ARD Finance is offering to exchange (the “Exchange Offers”) up to $770,000,000 aggregate principal amount of its outstanding unregistered 7.125% / 7.875% Senior Secured Toggle Notes due 2023 (the “Old Dollar Notes”) and up to €845,000,000 aggregate principal amount of its outstanding unregistered 6.625% / 7.375% Senior Secured Toggle Notes due 2023 (the “Old Euro Notes”), for a like principal amount of its new registered 7.125% / 7.875% Senior Secured Toggle Notes due 2023 (the “New Dollar Notes”) and 6.625% / 7.375% Senior Secured Toggle Notes due 2023 (the “New Euro Notes” and, together with the New Dollar Notes, the “New Notes”).

The Exchange Offers will expire at 5:00 p.m. New York City time on May 11, 2017 (the “Dollar Expiration Date”), in the case of the Old Dollar Notes, and 5:00 p.m. London time on May 11, 2017 (the “Euro Expiration Date” and, together with the Dollar Expiration Date, the “Expiration Dates” and each, an “Expiration Date”), in the case of the Old Euro Notes, unless extended.  The settlement date for the Exchange Offers will occur promptly following the Expiration Dates. The Exchange Offers are made solely pursuant to ARD Finance’s prospectus dated April 13, 2017, which will be filed with the U.S. Securities and Exchange Commission. ARD Finance has not authorized any person to provide information other than as set forth in the prospectus.

This press release does not constitute an offer to exchange or a solicitation of an offer to exchange the New Notes or any other securities, and will not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

The Ardagh Group is a global leader in metal and glass packaging solutions, producing packaging for the world’s leading food, beverage and consumer brands. It operates 109 facilities in 22 countries, employing approximately 23,500 people and has global sales of approximately €7.7 billion.

Forward-looking statements

This press release includes “forward-looking statements,” including with respect to the Exchange Offers, within the meaning of Section 27A of the Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this press release. Any forward-looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

April 13, 2017

Contacts

Investors:
Email: john.sheehan@ardaghgroup.com

Media:
Pat Walsh, Murray Consultants
Tel.: +1 646 776 5918 / +353 87 2269345
Email: pwalsh@murrayconsult.ie